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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                          MORRISON KNUDSEN CORPORATION
                 (formerly Washington Construction Group, Inc.)
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                           ---------------------------
                         (Title of Class of Securities)

                                   61844A 10 9
                                 ---------------
                                 (CUSIP Number)


                               D.W. Holdings, Inc.
                               Dennis Washington
                               c/o Washington Corporations
                               101 International Way
                               Missoula, Montana 59807
                               (406) 523-1300
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Copy to:

                               Scott R. Haber, Esq.
                               Latham & Watkins
                               505 Montgomery Street, 19th Floor
                               San Francisco, CA 94111
                               (415) 391-0600

                                 August 25, 1997
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                         (Continued on following pages)

                                Page 1 of 9 Pages
                           Exhibit Index is on Page 7

CUSIP NO. 61844A109                    13D                    PAGE 2 OF 9 PAGES

1        NAME OF REPORTING PERSON

         D.W. Holdings, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[X]
                                                                        (b)[ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO (See Item 3)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

                  7        SOLE VOTING POWER

                           0 shares of Common Stock (See Item 5)
NUMBER OF
SHARES            8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   828,000 shares of Common Stock (See Item 5)
EACH
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH                       0 shares of Common Stock (See Item 5)

                  10       SHARED DISPOSITIVE POWER

                           828,000 shares of Common Stock (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         828,000 shares of Common Stock (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.5%

14       TYPE OF REPORTING PERSON

         CO

CUSIP NO. 61844A109                    13D                    PAGE 3 OF 9 PAGES

1        NAME OF REPORTING PERSON

         Dennis Washington

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO (See Item 3)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                  7        SOLE VOTING POWER

                           19,381,635 shares of Common Stock (See Item 5)
NUMBER OF
SHARES            8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   828,000 shares of Common Stock (See Item 5)
EACH
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH                       19,381,635 shares of Common Stock (See Item 5)

                  10       SHARED DISPOSITIVE POWER

                           828,000 shares of Common Stock (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,209,635 shares of Common Stock (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.6%

14       TYPE OF REPORTING PERSON
         IN

CUSIP NO. 61844A109                    13D                     PAGE 4 OF 9 PAGES

1        NAME OF REPORTING PERSON

         Phyllis Washington

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO (See Item 5)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                  7        SOLE VOTING POWER

                           77,838 shares of Common Stock (See Item 5)
NUMBER OF
SHARES            8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   0 shares of Common Stock (See Item 5)
EACH
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH                       77,838 shares of Common Stock (See Item 5)

                  10       SHARED DISPOSITIVE POWER

                           0 shares of Common Stock (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         77,838 shares of Common Stock (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%

14       TYPE OF REPORTING PERSON
         IN

        This Amendment No. 4 to Schedule 13D amends the Statement on Schedule 13D filed July 19, 1993, as amended (the "Schedule 13D") by D.W. Holdings, Inc., a Texas corporation, Dennis Washington and Phyllis Washington relating to the Common Stock, par value $.01 per share, of Morrison Knudsen Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 4. PURPOSE OF TRANSACTION.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Items 3, 4 and 6 are hereby amended in pertinent part as follows:

        On August 25, 1997, the Issuer issued a press release announcing that Mr. Dennis Washington and the Issuer had reached an agreement in principle regarding Mr. Washington's sale to the Issuer of his equity interest in a copper and molybdenum mine in Butte, Montana in exchange for newly issued shares of the Issuer's Series B convertible preferred stock. Such press release is filed as
Exhibit 2 and is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Joint Filing Agreement dated June 24, 1996 (incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D).

         Exhibit 2.     Form of Press Release dated August 25, 1997.



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                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 25, 1997                D.W. Holdings, Inc.


                                       By: /s/  DORN PARKINSON
                                          ---------------------------
                                           Name:  Dorn Parkinson
                                           Title:    President





Dated:  August 25, 1997                    /s/  DENNIS WASHINGTON
                                       ------------------------------
                                       Dennis Washington





Dated:  August 25, 1997                    /s/  PHYLLIS WASHINGTON
                                       -------------------------------
                                       Phyllis Washington




                                        6

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                                  EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement dated June 24, 1996 (incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the
                Schedule 13D).

Exhibit 2.      Form of Press Release dated August 25, 1997.



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